Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

PROSPECTUS SUPPLEMENT NO. 14
TO PROSPECTUS DATED NOVEMBER 14, 2011
ZIM CORPORATION

This Prospectus Supplement No. 14 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented.  This Prospectus Supplement No. 14 includes our attached Form 6-K for the month of November 2011 as filed with the Securities and Exchange Commission on November 14, 2011.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 14 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 14.

This Prospectus Supplement No. 14 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 14 is November 14, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Quarterly Business Review by Management for the
Quarter Ended September 30, 2011

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2011	Three months ended September 30, 2010	Six months ended September 30, 2011	Six months ended September 30, 2010
	$	$	$	$
Revenue
Mobile	35,251	87,105	85,192	158,575
Software	366,894	412,488	888,269	828,328
Total revenue	402,145	499,593	973,461	986,903

Operating expenses
Cost of revenue	43,361	57,910	80,334	116,249
Selling, general and administrative	310,122	267,635	620,302	631,337
Research and development	157,788	132,630	335,097	258,150
Total operating expenses	511,271	458,175	1,035,733	1,005,736

Income (loss) from operations	(109,126)	41,418	(62,272)	(18,833)
Other income (expense):
Other expense	(510)	-	(510)	-
Interest income , net	34,827	19,623	61,313	33,357
Total other income (expense)	34,317	19,623	59,803	33,357
Net income (loss) before income taxes	(74,809)	61,041	(2,469)	14,524
Income tax benefit	30,343	91,156	78,794	108,290
Net income (loss)	(44,466)	152,197	76,325	122,814

Basic and fully diluted income (loss) per share	(0.000)	0.001	0.001	0.001
Weighted average number of shares outstanding	125,460,867	125,460,867	125,460,867	120,459,608

The accompanying notes are an integral part of these condensed consolidated financial statements

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2011	Six months ended September 30, 2010
	$	$
OPERATING ACTIVITIES
Net income (loss)	76,325	122,814
Items not involving cash:
Depreciation of property and equipment	8,972	19,757
Amortization of intangible assets	6,843
Stock-based compensation	23,259	118,590
Changes in operating working capital
Increase in accounts receivable	(113,364)	1,534
Decrease (increase) in investment tax credits receivable	(78,617)	138,818
Decrease in prepaid expenses	21,971	18,153
Increase in accounts payable	9,696	9,773
Increase (decrease) in accrued liabilities	(19,240)	15,950
Increase (decrease) in deferred revenue	(24,399)	(96,001)
Decrease in deferred rent		(9,690)
Cash flows provided by operating activities	(88,554)	339,698

INVESTING ACTIVITIES
Purchase of property and equipment	(10,266)	(3,472)
Purchase of an investment	(185,203)	-
Cash flows used in investing activities	(195,469)	(3,472)

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	(169,561)	42,259

Increase in cash	(453,584)	378,485
Cash, beginning of period	1,770,990	1,160,881
Cash, end of period	1,317,406	1,539,366

The accompanying notes are an integral part of these condensed consolidated financial statements

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30, 2011	March 31, 2011
	(Unaudited) $	(Audited) $
ASSETS
Current assets
Cash and cash equivalents	1,317,406	1,770,990
Accounts receivable, net	231,793	118,429
Investment tax credits receivable	351,713	273,096
Other tax credits	37,815	53,107
Prepaid expenses	12,656	34,627
	1,951,383	2,250,249

Long term deposit	9,095	9,722
Equity investments	298,393	113,190
	37,699	47,200
Property and equipment, net	41,456	38,880
	2,338,026	2,459,241
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	40,670	30,974
Accrued liabilities	70,093	89,333
Deferred revenue	217,386	241,785
	328,149	362,092
Deferred rent	-	-

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2011 and March 31, 2011.
Special shares, no par value, non-voting,	-	-
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2011 and March 31, 2011.
Common shares, no par value, voting,	19,262,796	19,262,796
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at September 30, 2011 and 125,460,867 as at March 31, 2011.
Additional paid-in capital	2,821,533	2,798,274
Accumulated deficit	(20,563,530)	(20,563,230)
Accumulated other comprehensive income	489,078	599,608
	2,009,877	2,097,148
	2,338,026	2,459,241

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2011 has been derived from our audited consolidated financial statements for the year ended March 31, 2011. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2011 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2011 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On October 21st, 2009 ZIM Corporation made an equity investment in Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. For more information on Seregon and its MAP product visit: www.seregon.com .

The equity interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

On June 29th, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of Co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways.
In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800+ medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and six month periods ended September 30, 2011 and 2010.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended September 30, 2011 was $402,145, a decrease from $499,593 for the same period last year.  The decrease in revenue resulted from a decrease in SMS messaging and mobile content revenue combined with the delay in revenue recognition of work in progress on consulting projects related to our migration software and services.

Net loss for the quarter was $44,466 as compared to a net gain of $152,197 for the quarter ended September 30, 2010. On a year-to-date basis net income was $76,325 as compared to a net income of $122,814 for the same period in fiscal 2011. The net income is a reflection of decreased sales, software revenue recognition and a weakening US dollar. The net income is also impacted by the delayed accounting recognition of an estimated $90,293 of Scientific Research and Experimental Development tax credits, that can only be recognized in quarter three of fiscal year 2012, as compared with $76,780 that was recognized in quarter two on fiscal year 2011.

ZIM had cash and cash equivalents of $1,317,406 at September 30, 2011 as compared to cash and cash equivalents of $1,770,990 at March 31, 2011.  Due the volatility of foreign exchange rates a non-realized cash loss of $169,561has been recognized in the quarter. Refer to Item 3 for details of cash holdings in their base currencies.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.
In fiscal 2008 ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2010.

In fiscal 2011 and 2012, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2011.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2011 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2010

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2011 and 2010. The information for the three months and six months ended September 30, 2011, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2011, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended September 30, 2011	As a %	Three months ended September 30, 2010	As a %
	$		$
Mobile content	15,738	4	25,654	5
Bulk SMS	19,513	5	57,980	12
Other SMS services and products	-	-	3,471	1
	35,251	9	87,105	18

Software	34,723	9	127,094	25
Maintenance and consulting	332,171	82	285,394	56
	366,894	91	412,488	82

Total Revenue	402,145	100	499,593	100

	Six months ended September 30, 2011	As a %	Six months ended September 30, 2010	As a %
	$		$
Mobile content	33,228	3	52,968	5
Bulk SMS	51,964	6	96,255	10
Other SMS services and products	-	-	9,352	1
	85,192	9	158,575	16

Software	291,404	30	194,325	20
Maintenance and consulting	596,865	61	634,003	64
	888,269	91	828,328	84

Total Revenue	973,461	100	986,903	100

Total revenues for the three months ended September 30, 2011 were $402,145 as compared to $499,593 for the three months ended September 30, 2010. Total revenues for the six months ended September 30, 2011 were $973,461 as compared to $986,903 for the six months ended September 30, 2010. These quarter over quarter and year to date decreases of $97,448 (19.5%) and $13,442 (1.4%) respectively in revenues are mainly attributable to a decrease in SMS messaging and mobile content revenue combined with the delay in revenue recognition of work in progress on consulting projects related to our migration software and services.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $25,654 and $52,968 for the three and six months ended September 30, 2010, this revenue stream has decreased to $15,738 and $33,228 respectively, for the three and six months ended September 30, 2011 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended September 30, 2011 we experienced fewer customers using our routes and this resulted in decreased revenue from $57,980, for the period ended September 30, 2010, to $19,513. We also experienced a year to date revenue decrease from $96,255, for the six months ended September 30, 2010, to $51,964, for the six months ended September 30, 2011. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2012.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products decreased from $3,471 for the quarter ended September 30, 2010, to NIL for the quarter ended September 30, 2011. On a year to date basis revenues have decreased from $9,352 for the first half of fiscal 2011 to NIL for the first half of fiscal 2012. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues. Due to the decreasing margins and competitive nature of other SMS services and products revenue, we are not focusing on this area of the business. As a result, we do not expect any further revenue from other SMS services and products during the remainder of fiscal 2012.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $412,488 to $366,894 for the quarters ended September 30, 2010 and 2011, respectively. On a year to date basis revenues have increased from $828,328 for the first half of fiscal 2011 to $888,269 for the first half of fiscal 2012. The increase in revenue comes from an increase in the sales of new software licenses driven by our migration services on a year-to-date basis. The revenue from the renewal of software maintenance contracts remained stable. The quarterly revenue decrease is due to the delay in revenue recognition of work in progress on consulting projects related to our migration software and services.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES
	Three months ended September 30, 2011	Three months ended September 30, 2010	Period to period change
	$	$	$

Cost of revenue	43,361	57,910	(14,549)
Selling, general and administrative	310,122	267,635	42,487
Research and development	157,788	132,630	25,158
	511,271	458,175	53,096

	Six months ended September 30, 2011	Six months ended September 30, 2010	Period to period change
	$	$	$

Cost of revenue	80,334	116,249	(35,915)
Selling, general and administrative	620,302	631,337	(11,035)
Research and development	335,097	258,150	76,947
	1,035,733	1,005,736	29,997

COST OF REVENUE
	Three months ended September 30, 2011	Three months ended September 30, 2010
	$	$
Mobile
Revenue	35,251	87,105
Cost of revenue	(7,687)	(15,169)
Gross margin	27,564	71,936

Gross margin percentage	78%	83%

Software
Revenue	366,894	412,488
Cost of revenue	(14,308)	(42,741)
Gross margin	352,586	369,747

Gross margin percentage	96%	90%

	Six months ended September 30, 2011	Six months ended September 30, 2010
	$	$
Mobile
Revenue	85,192	158,575
Cost of revenue	(27,209)	(34,691)
Gross margin	57,983	123,884

Gross margin percentage	68%	78%

Software
Revenue	888,269	828,328
Cost of revenue	(53,125)	(81,558)
Gross margin	835,144	746,770

Gross margin percentage	94%	90%

The increase in gross margins in our software segment relates to continued cost reduction coupled with increasing revenues.  To date in Fiscal 2012 a larger percentage of the software revenue has come from the sale of enterprise software licenses related to a large project. At the same time, the margins in the mobile line of business have declined due to a decline in revenues combined with some fixed operational costs.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2011 and September 30, 2010 were $310,122 and $267,635, respectively. On a year-to-date basis expenses have decreased from $631,337 for the first half of fiscal 2011 to $620,302 for the first half of fiscal 2012. The increase in selling, general and administrative fees relates to withholding taxes paid on the transfer of funds from our Brazilian subsidiary to our Canadian parent company. These transfers did not occur in the same time period in 2010. On a year to date basis these cost increase were offset by a decrease in stock based compensation expenses.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2011, and September 30, 2010 the Company recognized compensation expense for employees and consultants of $24,653 and $18,590, respectively. On a year-to-date basis stock-based compensation has decreased from $118,590 for the first half of fiscal 2011 to $24,653 for the first half of fiscal 2012. The Company does not have any non-vested awards.

On June 24, 2010, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2011 and 2010 were $157,788 and $132,630, respectively. On a year-to- date basis research and development expenses have increased from $258,150 for the first half of fiscal 2011 to $335,097 for the first half of fiscal 2012. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net loss of $44,466 and a net income of $152,197 during the three months ended September 30, 2011 and the three months ended September 30, 2010, respectively. On a year-to-date basis our net income has decreased from a net income of $122,814 for the first half of fiscal 2011 to net income of $76,325 for the first half of fiscal 2012. The decreased profitability reflects the decrease in SMS messaging and mobile content revenue combined with the delay in revenue recognition of work in progress on consulting projects related to our migration software and services.

At September 30, 2011, ZIM had cash and cash equivalents of $1,317,406 and working capital of $1,623,234, as compared to cash and cash equivalents of $1,770,990 and working capital of $1,888,157 at March 31, 2011. This decrease in cash position principally reflects lower revenues, increased research and development expenditure and the investment in Connecting People for Health Co-operative Ltd.

Cash flows for the fiscal periods were as follows:
	Six months ended September 30, 2011	Six months ended September 30, 2010
	$	$
Cash flows provided by operating activities	(88,554)	339,698
Cash flows used in investing activities	(195,469)	(3,472)
Cash flows provided by financing activities	-	-

At September 30, 2011, the Company had access to a line of credit for $481,278 from its Chief Executive Officer and a working capital line from its principal banker for $48,128, in addition to a cash and cash equivalent balance of $1,317,406.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,317,406 are comprised of $47,102 in cash and $1,270,304 in cash equivalents. The cash equivalents of $1,270,304 at September 30, 2011 (1,333,131 at March 31, 2011) are comprised of:

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,270,304 - No Maturity. Of these deposits only R$120,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2011	March 31, 2011

Canadian dollars	(26,415)	122,614
US dollars	16,411	59,464
Brazilian reals	2,410,512	2,548,542
British pounds	5,942	6,319
Euros	10,242	7,878

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2011	March 31, 2011

Canadian dollars	57,738	16,083
US dollars	33,098	81,397
Brazilian reals	245,825	4,089
British pounds	732	774
Euros	6,735	11,797

 Accounts payable include the following amounts payable in their source currency:

	September 30, 2011	March 31, 2011

Canadian dollars	34,642	13,423
US dollars	6,371	10,003
Brazilian reals	1,148	10,855
British pounds	214	309

Accrued liabilities include the following accruals in their source currency:

	September 30, 2011	March 31, 2011

Canadian dollars	50,085	76,727
US dollars	10,593	9,938
Brazilian reals	20,880	719

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:
	September 30, 2011	March 31, 2011

Canada	24%	7%
North America, excluding Canada	14%	30%
South America	58%	56%
Great Britain	0%	0%
Europe, excluding Great Britain	4%	7%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

ITEM 3 – 2011 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 22, 2011, beginning at 2:00 p.m. At the meeting a vote was taken with regards to the following proposals:

1.	Ratifying the appointment of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending March 31, 2012; and

2.	Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 15, 2011, were entitled to vote at the meeting. This notice and the Company’s management proxy circular were mailed to shareholders on or about August 22, 2011.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratifying the appointment of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending March 31, 2012;

FOR                                    WITHHELD

      78,284,813                                        310

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
November 14, 2011	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 14, 2011	/s/ John Chapman John Chapman, Chief Financial Officer